UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A

CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	000-56748

WHITECAP RESOURCES INC.
(Exact name of registrant as specified in its charter)

3800, 525 8th Avenue S.W., Calgary, Alberta T2P 1G1 Tel No: (403) 266-0767
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐	Rule 12h-6(d)	☒
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.	Whitecap Resources Inc. (“Whitecap”) is a successor issuer that is filing this Form 15F pursuant to Rule 12h-6(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is relying on the reporting history of Veren Inc. (“Veren”), the issuer to which Whitecap has succeeded under Rule 12g-3(a) under the Exchange Act.

Effective on May 12, 2025, Whitecap acquired all of the issued and outstanding common shares of Veren (the “Veren Shares”) pursuant to a business combination agreement dated March 9, 2025, by and among Whitecap and Veren, in accordance with a court-approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta). Pursuant to the Arrangement, Veren shareholders exchanged their Veren Shares for common shares of Whitecap (the “Whitecap Shares”) on the basis of 1.05 Whitecap Shares for each Veren Share. The Whitecap Shares issued in exchange for Veren Shares under the Arrangement were exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof. As a result of the Arrangement, Whitecap became the successor issuer to Veren pursuant to Rule 12g-3(a) under the Exchange Act.

Veren (File number: 001-36258), formerly known as Crescent Point Energy Corp., first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act on January 14, 2014, when its registration statement on Form 40-F became effective in connection with the listing of its common shares on the New York Stock Exchange.

B.	Veren has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Securities and Exchange Commission rules for the 12 months preceding the filing of this Form 15F, and has filed at least one annual report under section 13(a) during this period.

Item 2. Recent United States Market Activity

Whitecap’s securities have not been sold in the United States in a registered offering under the Securities Act.

Item 3. Foreign Listing and Primary Trading Market

A.	Whitecap maintains a listing of the Whitecap Shares on the Toronto Stock Exchange (“TSX”) in Canada. For the 12-month period beginning on April 1, 2024 and ending March 31, 2025, the TSX constituted the primary trading market for Whitecap Shares.

B.	The Whitecap Shares were initially listed on the TSX on October 18, 2010. Whitecap has maintained a listing of the Whitecap Shares on the TSX for at least the 12 months preceding the filing of this Form 15F.

C.	During the 12-month period beginning on April 1, 2024 and ending on March 31, 2025, the average daily trading volume of Whitecap Shares in Canada represented 96.17% of the average daily trading volume of Whitecap Shares on a worldwide basis

Item 4. Comparative Trading Volume Data

Whitecap’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A.	The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is April 1, 2024 to March 31, 2025.

B.	During this 12-month period, the average daily trading volume of the Whitecap Shares in the United States and on a worldwide basis was 207,000 Whitecap Shares and 5,455,000 Whitecap Shares, respectively.

C.	For the same 12-month period, the average daily trading volume of Whitecap Shares in the United States represented 3.79% of the average daily trading volume of Whitecap Shares on a worldwide basis.

D.	Not applicable.

E.	Not applicable.

F.	Whitecap used Bloomberg as the source of trading volume information (including for securities exchange and over-the-counter trading in the United States and worldwide) for purposes of determining whether it meets the requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	As required by Rule 12h-6(h), Whitecap published a notice disclosing its intent to terminate its duty, as a successor issuer to Veren, to file reports under section 13(a) and section 15(d) of the Exchange Act on May 22, 2025.

B.	The notice was disseminated in the United States via PR Newswire and posted on Whitecap’s website (www.wcap.ca). In addition, the notice is attached as Exhibit 99.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available through the SEDAR+ website (www.sedarplus.com).

PART III

Item 10. Exhibits

Attached as Exhibit 99.1 to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing Whitecap’s intent to terminate its duty, as a successor issuer to Veren, to file reports under Section 13(a) and 15(d) of the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Whitecap Resources Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Whitecap Resources Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Whitecap Resources Inc.

	By:	/s/ Thanh Kang
Dated: May 22, 2025		Name:	Thanh Kang
		Title:	Senior Vice President and Chief Financial Officer

[Signature Page to Form 15F]